Exhibit 99.1

The event will be live streamed and in person attendance will be limited given seat availability at the venue. If you have any questions, feel free to contact our investor relations team at investors@stone.co Looking forward to hosting you in our StoneCo Day and sharing more about our Company! November 15th, 2023 D a t e Live stream begins at 9:00am ET ave S t he date Nov. 15th Best Regards, StoneCo’s IR Team i n v e s t o r s .s t o n e . c o